EXHIBIT 99.3
AXCESS INTERNATIONAL, INC.
WHISTLEBLOWER POLICY
Purpose
This policy establishes standards and procedures to ensure that complaints and concerns (each an “Allegation”) regarding the Axcess International Inc. (“Company”) operations, conduct and reporting are handled in a manner that complies with management’s and the Audit Committee’s objectives. In addition, this policy:
•	establishes guidance for the receipt, retention, and treatment of verbal or written reports received by the Company regarding accounting, internal controls, auditing matters, disclosure, fraud and unethical business practices, whether submitted by Company employees or third parties (“Allegation”), and

•	establishes guidance for providing Company employees a means to make Reports in a confidential and anonymous manner, and

•	makes clear the Company’s intention to discipline, up to and including termination of employment, any person determined to have engaged in retaliatory behavior, pursuant to Section 301 of the Sarbanes-Oxley Act of 2002 and Rule 10A-3 under the Securities Exchange Act of 1934.
Receipt
This policy and information regarding problem resolution resources shall be provided to the Company’s employees and made generally available through the Company website and / or intranet. The Company has designated the Chairman of the Audit Committee of the Board of Directors to be the recipients of all the Allegations. Any Allegation received by a Company officer, director, or employee from a Company or non-Company source should be immediately forwarded to Chairman of the Audit Committee.
Procedures
The Audit Committee shall receive, retain, investigate, document and act on all Allegations concerning accounting, internal accounting controls and auditing matters and other unethical or illegal business conduct. In addition the Audit Committee shall receive and oversee the handling and disposition of all Allegations regarding improper conduct towards employees and violations of Company policies, laws or regulations regarding harassment, discrimination, affirmative action and health and safety issues.
The Audit Committee shall determine whether the Audit Committee, the Company’s Outside Counsel or management should investigate an Allegation, taking into account the following considerations, in addition to any other factors that the Audit Committee deems appropriate under the circumstances:
i. Who is the alleged wrongdoer?
ii. How serious is the alleged wrongdoing?
iii. How credible is the allegation of wrongdoing?
If the Audit Committee determines that management should investigate the Allegation, the Audit Committee will notify the Chief Executive Officer in writing of that conclusion. Management, under the guidance of the CEO, shall promptly thereafter investigate the Allegation and shall report the results of its investigation, in writing, to the Audit Committee. Management shall be free in its discretion to engage outside auditors, counsel or other experts to assist in the investigation and in the analysis of results.
If the Audit Committee determines that Outside Counsel should investigate the Allegation, the Audit Committee will notify the Outside Counsel in writing of that conclusion. The Outside Counsel shall promptly thereafter investigate the Allegation and shall report the results of the investigation, in writing, to the Audit Committee. The Outside Counsel shall be free in his or her discretion to engage outside auditors, counsel or other experts to assist in the investigation and in the analysis of results.
If the Audit Committee determines that it should investigate the Allegation, the Audit Committee shall promptly determine what professional assistance, if any, it needs in order to conduct the investigation. The Audit Committee shall be free in its discretion to engage outside auditors, counsel or other experts to assist in the investigation and in the analysis of results. The

Audit Committee shall investigate and document the Allegation with the assistance of the Company’s Chief Financial Officer, if any, who shall report to and be solely under the direction of the Audit Committee.
Prompt and corrective action will be taken when and as warranted in the judgment of the Audit Committee.
Delegation of Authority With In the Audit Committee
At the discretion of the Audit Committee, responsibilities of the Audit Committee created by these procedures may be delegated to any member of the Audit Committee or to a subcommittee of the Audit Committee and / or Board.
Interpretation
The Audit Committee, in consultation with outside counsel shall have the authority to make interpretations regarding the operation of this Policy.
Retaliation
Retaliation against any employee that files a Report or voices a concern under this policy is strictly prohibited. Employees determined to have engaged in retaliatory behavior or who fail to maintain an employee’s anonymity if requested may be subject to discipline, which could include termination of employment. Any employee who feels that he or she has been subjected to any behavior that violates this policy should immediately report such behavior to his or her supervisor, Chief Executive Officer, Chief Financial Officer or the Chairman of the Audit Committee. Please note however, that employees who knowingly file misleading or false reports, or without a reasonable belief as to truth or accuracy, will not be protected by this policy and may be subject to discipline, including termination of employment.
Audit Committee Review of Reports
A summary of reports received under this policy will be communicated to the Board on a quarterly basis (or a more frequent basis should conditions warrant more timely action).
Reporting Allegations
Anyone may forward Allegations on a confidential or anonymous basis to the Audit Committee by writing to the Audit Committee c/o Axcess International Inc., 3208 Commander Drive, Carrollton, Texas 75006 or by calling the following hotline: 972-407-6080 ext. 237. The Audit Committee, in its discretion, may appoint a representative to monitor receipt of Allegations.
Dated and approved by the Board of Directors on this 22nd day of February 2005.